DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Sam Zabaneh samer.zabaneh@dlapiper.com T 512.457.7126 F 512.721.2226

May 31, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Kate Beukenkamp, Attorney-Advisor

Kathleen Krebs, Special Counsel

Larry Spirgel, Assistant Director

Christine Adams, Staff Accountant

Terry French, Accountant Branch Chief

Re:	RetailMeNot, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 31, 2013

CIK No. 0001475274

Ladies and Gentlemen:

We are writing on behalf of RetailMeNot, Inc. (the “Company” or “RetailMeNot”) in response to the May 23, 2013 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on May 13, 2013 (the “Registration Statement”).

Concurrently with this letter, the Company is also submitting confidentially to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and is supplementally providing the Staff with certain materials in response to the Staff’s comment 15 (the “Supplemental Materials”). The Company is also requesting confidential treatment of the Supplemental Materials pursuant to Rule 83 (17 C.F.R. § 200.83), as further described in a separate letter to the staff enclosing the Supplemental Materials.

A marked copy of Amendment No. 2 indicating changes from Amendment No. 1 to the Registration Statement submitted to the commission confidentially on May 13, 2013 is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 2.

Prospectus Summary, page 1

Overview, page 1

1. We note your response to comment 6 from our letter dated May 2, 2013. Please revise your disclosure to reconcile your response which indicates that of the 89 top retailers in the Internet Retailer 2012 Top 500 Guide none of these individually accounted for more than 3%, whereas your registration statement states that this percentage is 2%.

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May 31, 2013

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Response: In response to comment 14, the Company has removed the referenced disclosure and references to the IR100 throughout Amendment No. 2.

Our Industry, page 2

2. We note your response to comment 10 from our letter dated May 2, 2013. Please revise your disclosure to include a bullet point providing context to your current business operations, including for example, a measure of market-size narrowed to dollar amounts limited to the U.S. and each of your five current operating markets.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Amendment No. 2 to provide a measure of market-size in dollar terms for the markets in which the Company currently operates.

3. In the bullet point about mobile commerce, please discuss your difficulties in generating revenues from mobile platforms.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 2 to discuss the Company’s difficulties in generating revenues from mobile platforms; however, the disclosure on page 4 in the “Our Industry” section of the Prospectus Summary has not been revised as the Company believes that such disclosure is more appropriate in the “Risks Affecting Us” section of the Prospectus Summary.

Solutions for Retailers, page 3

4. We note your response to comment 14 from our letter dated May 2, 2013, including the definition of “monthly unique visitors.” Please clarify, if true, that one person could be considered more than one unique visitor if the person visits your website using different computers or different devices, such as a mobile smartphone or tablet. Also revise your disclosure to discuss, in the same sections, what percentage of monthly unique visitors results in a revenue generating event.

Response: A unique visitor is defined as a visitor who has visited one of our websites or mobile optimized websites at least once in a given month. It is possible for a single individual to be counted as more than one unique visitor if such visitor visits our websites or mobile optimized websites from multiple devices. For instance, a single individual who accesses one of our websites from a tablet, then later accesses one of our websites from a laptop computer would be counted as two unique visitors. Additionally, the Company is unable to detect when multiple individuals have accessed one of our websites or mobile optimized websites using a single shared device, which results in all users of that shared device being counted as a single unique visitor.

With respect to the Staff’s request that the Company revise its disclosure to discuss what percentage of monthly unique visitors result in a revenue-generating event, the Company respectfully advises the Staff that the Company is unable to match every unique visitor to every purchase transaction reported to the Company by a paid retailer or a performance marketing network. The transaction data reported to the Company by paid retailers or performance marketing networks do not contain information allowing the

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Company to attribute purchase transactions to particular visitors. Additionally, the Company only has data regarding purchase transactions completed using digital coupons made available through our marketplace as reported by paid retailers or performance marketing networks; the Company does not have any data regarding the number of purchase transactions which result from digital coupons for other retailers with whom we do not have a paid relationship. As the Company is unable to associate every unique visitor with a particular purchase transaction, the Company is not able to determine the percentage of monthly unique visitors resulting in a revenue-generating event and is therefore unable to provide the additional requested disclosure.

Our Competitive Strengths, page 4

5. We have considered your response to comment 17 from our letter dated May 2, 2013. We continue to believe that the table presenting data on the IR100 cohort retailers is more appropriate for the Business section where you provide more detail. While you state that it is important to provide this table in the Prospectus Summary because it is indicative of the company’s growth as a whole, we note numerous other places throughout the Prospectus Summary where you highlight your growth. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business, business strategy and market.

Response: In response to the Staff’s comment, the Company has removed the table presenting data on the 2012 IR100 cohort retailers from the Prospectus Summary as well as other references to the 2012 IR100 throughout Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

6. We note your response to comment 7 from our letter dated May 2, 2013. Please revise your disclosure to discuss whether there is a difference in the commission rates ultimately received by the company depending whether the relationship with the retailer is direct or commissions are received through a performance management network. For example, clarify whether the service provided by the performance management network results in a generally lower commission rate received by the company. We note your response to comment 26.

Response: In response to the Staff’s comment, the Company advises the Staff that it believes differences in commission rates among paid retailers are not materially impacted by whether the Company has a relationship with the paid retailer whereby the paid retailer pays the Company directly rather than through a performance marketing network. As discussed on page 56 of Amendment No. 2, commission rates are determined through negotiations with paid retailers based on a variety of factors, including the level of exposure of digital coupons to consumers in the Company’s marketplace, the quality and volume of sales realized from consumers using digital coupons from the Company’s marketplace and the category of products purchased using those digital coupons. Paid retailers internally establish the commission rates they are willing to pay to the Company. Those rates are frequently subject to negotiation between the Company and the paid retailer, regardless of whether the Company has a relationship with the paid retailer whereby the paid retailer pays the Company directly or through a performance marketing network. Although paid retailers that use performance marketing networks

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do incur the additional expense of fees paid by them to the performance marketing networks, the Company has not observed any patterns in the commission rates it receives from paid retailers that the Company believes are attributable to a paid retailer’s decision to use a performance marketing network rather than pay commissions directly to the Company.

7. Please explain in greater detail how you establish relationships with performance management networks, or whether this conduit of revenue is primarily managed by the retailer you seek to include on your website. We note that a retailer, in addition to paying you commissions on coupons used to purchase their products, also pays fees to the performance network.

Response: Generally, the Company establishes a relationship with a performance marketing network by accepting such performance marketing network’s online terms and conditions. A small number of performance marketing networks represent the majority of the market, and the Company has established relationships with the more significant performance marketing networks. Paid retailers that wish to conduct a digital coupon campaign using affiliate tracking links from a performance marketing network simply select the performance marketing network to use for such campaign, and it is not uncommon for a paid retailer to work with more than one performance marketing network. Given the small number of significant performance marketing networks, the Company’s existing relationships with such performance marketing networks are sufficient to service a large number of paid retailers. In the event that a paid retailer enters into an exclusive arrangement with a performance marketing network with which the Company does not have an existing relationship, the Company would consider establishing a relationship with such performance marketing network or pursue a relationship with the paid retailer whereby the paid retailer pays the Company directly.

8. In your response to comment 7 from our letter dated May 2, 2013, you state that “in most cases paid retailers contract with performance marketing networks to provide affiliate tracking links to the paid retailer…” Please expand your disclosure to discuss what, if any, contractual arrangement the company enters into directly with performance marketing networks, whether independently or in connection with a paid retailer contract with a performance marketing network.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 2 in order to clarify that the Company enters into a contractual relationship with a performance marketing network, generally by accepting its online terms and conditions, and in connection with entering into a contractual commission arrangement with a paid retailer using a performance marketing network, such performance marketing network provides the Company with access to the paid retailer’s contract terms, which must be accepted by both the Company and the paid retailer.

9. Please explain how you determine what retailers and digital coupons to include on your website. Discuss whether, when you enter into an arrangement with a performance management network, you have access to all the affiliate tracking links of that performance management network. Explain how the commission rates you receive are determined under your arrangements with performance management networks, including whether there is any negotiation or whether the rates are fixed.

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Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 2 to further clarify what retailers and digital coupons are included on the Company’s websites. In addition, the Company has revised its disclosure to further describe the contractual arrangement the Company enters into with performance marketing networks and the process by which performance marketing networks provide the Company with access to paid retailers’ contract terms, which must be accepted by the Company and the paid retailer using a performance marketing network for payment of commissions to the Company. Additionally, performance marketing networks only provide the Company with access to affiliate tracking links for retailers with which the Company has a contractual commission arrangement.

10. Again, we note that in most instances paid retailers contract with performance marketing networks. Please explain why some retailers do not, choosing instead to contract directly with you. For example, explain whether this is a product of the retailer’s scale, geographical reach, or some other factor or factors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 2 in order to clarify that paid retailers may contract directly with both the Company and with performance marketing networks. In that case, the paid retailer contracts with the Company for the payment of commissions and with the performance marketing network for the provision of affiliate tracking links to the Company and for the remittance of commissions to the Company. Other retailers that otherwise have the capability to provide affiliate tracking links directly to the Company may not require the services of a performance marketing network. However, most paid retailers do not have the ability or desire to develop the capabilities to provide affiliate tracking links that enable the paid retailer to attribute sales to the Company and therefore contract with performance marketing networks to provide these affiliate tracking links to the Company.

11. We note your response to comment 23 and note that as of December 31, 2012, you disclose that you had commission arrangements with more than 10,000 retailers. Please provide us with your basis for this statement.

Response: The commission arrangements the Company enters into with paid retailers are in the form of either a written or click-through agreement between the Company and each such paid retailer. The Company tracks these agreements as they become effective and maintains records of all such agreements then in place. As of December 31, 2012, based on the Company’s records of its commission agreements, the Company had such commission arrangements with more than 10,000 paid retailers.

12. Further, revise to define “commission arrangement” and clarify if you had 10,000 individual agreements with retailers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 2 to clarify that the Company has contracts with paid retailers pursuant to which the retailer agrees to pay the Company a commission for sales completed using digital coupons made available through the Company’s marketplace, and that, in 2012, the Company had more than 10,000 individual contracts with such retailers.

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13. Please identify the performance management networks that accounted for more than 10% of your net revenues in each period and quantify the percentage of net revenues from each of these performance management networks.

Response: The Company has contracts with multiple performance marketing networks, four of which are each the source of affiliate tracking links that result in commissions payable to us in excess of 10% of our net revenues in each period in 2012. However, the Company respectfully advises the Staff that none of the Company’s net revenues are derived from arrangements with performance marketing networks. Rather, the Company enters into commission arrangements independently and directly with retailers, which are the Company’s customers, and these commission arrangements are the source of substantially all of the Company’s net revenues. Generally, performance marketing networks facilitate the Company’s commission arrangements with paid retailers by providing affiliate tracking links for such paid retailer, which enable such paid retailers to attribute sales to the Company. Paid retailers remit commissions payable to the Company to the performance marketing networks, which then remit those commission payments to the Company. Since performance marketing networks are not customers of the Company, and because the Company does not derive any net revenues from them, the Company respectfully submits that additional disclosure on the amount of net revenues that are conveyed to the Company through each of the performance marketing networks would not be helpful to an understanding of the Company’s business and may be potentially misleading or confusing to prospective investors.

Business, page 95

2012 IR100 Cohort Analysis, page 108

14. Please revise your disclosure to provide balance and context. Clearly explain the significance of the IR100 group to your current business and business strategy. Discuss the similarities and difference between the IR100 group and other client groups, such as the top 500 paid retailers, the rest of your retailers and all your retailers as a whole by, for example, including data on the top 500 paid retailers and all of your retailers as a whole data group. Also discuss how these different client groups represent your current business and business strategy, tying this information to statistics such as percentage of revenue attributable to each group.

Response: In response to the Staff’s comments, the Company has revised its disclosure to remove the references to the IR100 throughout Amendment No. 2. Further, the Company has added disclosure on page 108 and page 109 of Amendment No. 2 to provide the results of the Company’s analysis of data on the Company’s top 500 paid retailers for 2012 and discuss the relevance of the Company’s top 500 paid retailers.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Accounts Receivable, net, page F-8

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15. We note your response to and reissue comment 33. Please tell us about your historical experience and the facts upon which you based your determination that losses from uncollectible receivables should be accrued by $105,000, $295,000 and $626,000 during fiscal 2010, 2011 and 2012, respectively. In addition, please provide us with a copy of the analysis that supports the balances recorded in the allowance for doubtful accounts as of December 31, 2010, 2011 and 2012.

Response: The Company has developed an allowance methodology that applies reserve rates to amounts based on its historical experience in collecting amounts aged in excess of 90 days. As a result, the Company has fully reserved for uncollectable receivables for amounts aged in excess of 150 days. Due to the significant growth in the Company’s operations during 2011 and 2012, the number of aging receivables have grown with the increasing number of transactions. The Company has not dedicated the additional resources required to further collection efforts of aged receivables, as such outstanding amounts represent tens of thousands of individual transactions for which the cost of collection could outweigh the benefit. Since the age of certain accounts receivable diminishes the likelihood of collection and the small dollar amount of many individual aged receivables relative to the increased costs associated with collection make it less likely that the Company will pursue collection, the Company believes an allowance for doubtful accounts is warranted for these aged receivables. However, the Company has not yet determined whether it will pursue collection of such aged receivables and, accordingly, it has not yet written off such aged receivables against the established allowance. The Company is currently evaluating tools to enhance its ability to resolve these older, fully-reserved transactions in the future and may attempt to collect the existing balances or, if unsuccessful, write them off against the Company’s reserve for uncollectable receivables.

In response to the Staff’s request, the Company is supplementally providing an analysis supporting the balances recorded in the allowance for doubtful accounts as of December 31, 2010, 2011 and 2012.

16. Revise to disclose if any individual performance marketing networks accounted for more than 10% of net revenues or accounts receivable at December 31, 2010, 2011 and 2012.

Response: The Company respectfully refers the Staff to the Company’s response to the Staff’s comment 13 above.

17. We note your response to comment 38. Consistent with your disclosure on page 59, revise your note disclosure to clarify that commission revenues are reported net of a reserve for estimated returns. Please also expand the table on page F-10 to disclose the amounts of additions to as well as deductions from the reserve account.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-11 of Amendment No. 2 to clarify that the Company reports commission revenues net of a reserve for estimated returns. The Company has also expanded the table on page F-11 of Amendment No. 2 to disclose the amounts of additions and deductions from the revenue returns reserve account.

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* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (512) 457-7126 if you have any questions regarding this letter or Amendment No. 2.

Very truly yours,

DLA Piper LLP (US)

Samer M. Zabaneh

Partner

Enclosures

Cc:	Louis J. Agnese, III (RetailMeNot, Inc.)

Douglas C. Jeffries (RetailMeNot, Inc.)

Philip W. Russell (DLA Piper LLP (US))

Paul R. Tobias (Wilson Sonsini Goodrich & Rosati, Professional Corporation)

Joseph M. Alcorta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)